SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




        RYANAIR ADDS EXTRA DAILY FLIGHTS ON DUBLIN-LONDON (GATWICK) AND
                            DUBLIN-MANCHESTER ROUTES

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 24 July 03) announced it had added extra daily flights to its Dublin-London (Gatwick) and Dublin-Manchester routes.

Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair is No. 1 for the lowest fares in Europe and No 1. for punctuality. Aer Lingus cancelled their Dublin-Gatwick route because their passengers just weren't prepared to pay their rip-off fares or put up with any more delays."

"From August 14, we expect an extra 70,000 passengers will be flying with Ryanair on each of these new routes knowing they're getting the lowest fares and the best customer service in Europe."

Ryanair now has 5 daily return flights on the Dublin-London (Gatwick) route and 4 on the Dublin-Manchester route. These seats can be booked online from today at www.ryanair.com

New Flight Timetables

From                 To                     Departs        Arrives

Dublin               London (Gatwick        13:00          14:15

London(Gatwick)      Dublin                 15:00          16:15

Dublin               Manchester             16:40          17:30

Manchester           Dublin                 17:55          18:45


Ends      24TH JULY 2003


For further information:

Paul Fitzsimmons - Ryanair  Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228      Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 July 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director